Exhibit 99.2

TORM plc Third Quarter Report 2020

“I am pleased that TORM in the third quarter of 2020 and for the fourth consecutive quarter has achieved a positive result. A result that has been achieved in an oil and product tanker market that is impacted by imbalances in demand and supply and also by a large stock draw,” says Executive Director Jacob Meldgaard and adds: “I am comfortable that TORM’s superior operational platform and healthy financial metrics have positioned TORM to navigate an uncertain market for product tankers, where the key indicators for the future development will be the timing of the rebound in oil demand and the resulting normalization of the oil market.”

•
In the third quarter of 2020, TORM achieved TCE rates of USD/day 16,762 (2019, same period: USD/day 13,392) and an EBITDA of USD 43.4m (2019, same period: USD 32.0m). EBITDA has been negatively impacted by a non-recurring IAS standard provision of USD 8m related to cargo claims. The profit before tax amounted to USD 1.0m (2019, same period: USD -8.5m), and earnings per share (EPS) was USD 0.01 or DKK 0.05 (2019, same period: USD -0.12 or DKK -0.82). Cash flow from operating activities was positive at USD 52.5m in the third quarter of 2020 (2019, same period: USD 32.9m), and Return on Invested Capital (RoIC) was 2.7% (2019, same period: 0.4%).

•
During the third quarter of 2020, freight rates declined from the historically high levels in the second quarter, albeit remaining at stronger levels than in the third quarter of 2019. The quarter has been negatively impacted by a significant stock draw. As a result, floating storage has been normalized while shore-based storages have started to normalize. In key trading hubs, the stocks have decreased from 17% above the five-year average seasonal level in June to 7% at the start of the fourth quarter. The stock draw has been positively impacted by an increase in oil demand of 9.4 mb/d compared to the second quarter, albeit still lower than in the comparable period last year. As a result of a historically low relative supply of vessels west of Suez, the western market has been significantly stronger than the market east of Suez. The current uncertainties in the product tanker market continue to be driven by the speed towards normalization of the demand and supply situation in the oil market.

•
During the COVID-19 pandemic, TORM has fully maintained its excellent operations thanks to the One TORM platform, but especially due to extraordinary and very professional efforts from our crew members. While crew changes remain an issue due to travel bans and quarantine in several countries around the world, TORM has since the second half of June reduced the percentage of crew with overdue employment from approx. 40% to a current level of 6% of the total crew on board TORM’s vessels. TORM is very satisfied with this development and maintains the safety and welfare of our seafarers as a key focus area – especially during the COVID-19 pandemic.

•
During the third quarter of 2020, TORM has sold and delivered two MR vessels: TORM Gerd (built in 2002) and TORM Caroline (built in 2002). In addition, TORM delivered three already sold vessels to the new owners. One vessel was delivered to the new owners in the fourth quarter. After the quarter ended, TORM has agreed to buy two 2010-built deepwell MR vessels for a total consideration of USD 32.6m with expected delivery between November 2020 and February 2021. The vessels are built at the Korean yard Hyundai Mipo. TORM is in advanced discussions for financing of the vessels.

•
As of 30 September 2020, TORM’s available liquidity was USD 288.7m consisting of USD 156.5m in cash and cash equivalents, USD 45.0m in undrawn credit facilities,  USD 76.0m of sale and leaseback financing and USD 11.2m of financing related to the installation of scrubber and ballast water treatment systems. Cash and cash equivalents include USD 28.8m in restricted cash, primarily related to collateral for financial instruments. As of 30 September 2020, net interest-bearing debt amounted to USD 713.1m, and TORM's net loan-to-value (LTV) ratio was 49%. TORM’s strong financial position will, in a challenging market environment, support the Company to navigate potential challenges and seize attractive opportunities.

•
Based on broker valuations, TORM’s fleet including newbuildings had a market value of USD 1,620.9m as of 30 September 2020. Compared to broker valuations as of 30 June 2020, the market value of the fleet decreased by USD 68.8m when adjusted for sold vessels. The book value of TORM’s fleet was USD 1,743.7m as of 30 September 2020 excluding outstanding installments on the two LR2 newbuildings of USD 85.9m. The outstanding installments include payment for scrubbers related to these vessels. TORM also has CAPEX commitments of USD 8.5m for retrofit scrubber installations.

Announcement no. 27 / 11 November 2020	TORM plc Third Quarter Report 2020	Page 1 of 3

•
Based on broker valuations as of 30 September 2020, TORM’s Net Asset Value (NAV) excluding charter commitments was estimated at USD 867.3m corresponding to a NAV/share of USD 11.7 (DKK 74.2). TORM’s book equity amounted to USD 1,051.6m as of 30 September 2020 corresponding to a book equity/share of USD 14.1 (DKK 90.0).

•
TORM expects to install 50 scrubbers in total, and as of 30 September 2020 TORM had installed 43 scrubbers. One scrubber has been installed during the fourth quarter to date, and the remaining six are expected to be installed during the remainder of 2020 and 2021, including two on the LR2 newbuildings.

•
After the quarter ended, TORM has refinanced its existing facility with Danish Ship Finance with a new facility of USD 150m in senior secured debt covering eight vessels. The refinancing will postpone the debt maturity related to these vessels until 2027, thereby providing the Company with additional financial flexibility and USD 12m in liquidity. TORM and Danish Ship Finance have committed to include a CO2 emission-linked pricing mechanism. The adjustment in pricing is linked to the reductions in CO2 emissions year on year, so that it aligns with the International Maritime Organization’s 40% industry reduction target in greenhouse gas emissions by 2030. The key performance indicator and the decarbonization target are consistent with the Poseidon Principles, the global framework by which a number of leading financial institutions assess the climate alignment of their ship finance portfolios. The agreement will be TORM’s first loan agreement that includes a CO2 emission-linked price adjustment mechanism.

•
TORM currently operates with UK as home member state in relation to EU’s Prospectus Regulation and Transparency Directive. Following the termination of the Brexit transition period ending 31 December 2020, TORM will change home member state to Denmark which implies that the regulating authority will change from the UK FCA to the Danish FSA with respect to items such as major shareholder notifications and prospect approvals.

•
As of 30 September 2020, 34% of the remaining total earning days in 2020 were covered at an average rate of USD/day 17,379. As of 9 November 2020, the coverage for the fourth quarter of 2020 was 66% at USD/day 13,274. For the individual segments, the coverage was 88% at USD/day 19,025 for LR2, 61% at USD/day 11,948 for LR1, 63% at USD/day 11,962 for MR and 35% at USD/day 11,663 for Handysize.

CONFERENCE CALL AND WEBCAST
TORM will be hosting a conference call for investors and financial analysts today at 9:00 am Eastern Time / 3:00 pm Central European Time. If you wish to participate in the call, please dial +45 3272 0417 (or +1 (646) 741 3167 for US connections) at least ten minutes prior to the start of the call to ensure connection and use 9583275 as conference ID. The presentation can be downloaded from https://investors.torm.com. There will be a simultaneous live webcast via TORM’s website https://investors.torm.com. Participants should register on the website approximately ten minutes prior to the start of the webcast.

CONTACT	TORM plc
Jacob Meldgaard, Executive Director, tel.: +45 3917 9200	Birchin Court, 20 Birchin Lane
Kim Balle, Chief Financial Officer, tel.: +45 3917 9285	London, EC3V 9DU, United Kingdom
Morten Agdrup, IR, tel.: +45 3917 9249	Tel.: +44 203 713 4560
www.torm.com

Announcement no. 27 / 11 November 2020	TORM plc Third Quarter Report 2020	Page 2 of 3

ABOUT TORM
TORM is one of the world’s leading carriers of refined oil products. The Company operates a fleet of approximately 75 modern vessels with a strong commitment to safety, environmental responsibility and customer service. TORM was founded in 1889. The Company conducts business worldwide. TORM’s shares are listed on NASDAQ Copenhagen and NASDAQ New York (tickers: TRMD A and TRMD). For further information, please visit www.torm.com.

SAFE HARBOR STATEMENTS AS TO THE FUTURE
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions generally identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of the world economy and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, the duration and severity of the COVID-19, including its impact on the demand for petroleum products and the seaborne transportation thereof, the operations of our customers and our business in general, changes in demand for “ton-miles” of oil carried by oil tankers and changes in demand for tanker vessel capacity, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, political events including “trade wars,” or acts by terrorists.

In light of these risks and uncertainties, you should not place undue reliance on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events.

Announcement no. 27 / 11 November 2020	TORM plc Third Quarter Report 2020	Page 3 of 3